Exhibit 4.8

RADWARE LTD. KEY EMPLOYEES SHARE INCENTIVE PLAN (1997)
2010 ADDENDUM
(FOR INTERNATIONAL GRANTEES)

1.           Purpose; Application.  The purpose and intent of this 2010 Addendum for International Grantees (this “Addendum”) to the "Radware Ltd. Key Employees Share Incentive Plan (1997)" (the “Plan”) is to allow Eligible Grantees to receive similar benefits to which they would have been entitled under the Company's 2010 Employee Share Purchase Plan (the "ESPP"). This Addendum sets forth additional terms and conditions applicable to Option Awards to be granted to Eligible Grantees (as defined below) and forms an integral part of the Plan (except that Sections 9.3, 10.1, 10.3, 10.6, 10.7 and 12.2 of the Plan shall be null and void and shall not apply to Option Awards granted under this Addendum).

The Plan and this Addendum are complimentary to each other and shall be deemed as one.  However, in any case of contradiction with respect to Options granted to Eligible Grantees, whether explicit or implied, between the provisions of this Addendum and the Plan, the provisions set out in this Addendum shall prevail.

2.           Definitions.  Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Plan.  In addition, the following definitions shall apply to this Addendum:

(a)           “Applicable Laws” means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Internal Revenue Code - 1986, U.S. and Israeli tax laws, Israeli securities laws, Israel’s Companies Law - 1999, and Foreign Currency Control Law, any stock exchange or quotation system on which the Share is listed or quoted and the applicable laws of any other country or jurisdiction where Option Awards are granted under the Plan and the Addendum, as are in effect from time to time.

(b)           “Compensation” means the fixed salary or wage paid by the Company to an Eligible Grantee as reported to the respective tax authority, including an Eligible Grantee's portion of salary deferral contributions to employment insurances or funds and including commissions base amount (100%), but excluding payments for overtime, shift premium, one time bonuses, severance pay, foreign service pay, expense reimbursements, any credit or benefit under any employee plan and any other compensation.

(c)           “Date of Grant” means the date of grant, as provided in Section 7.1 of the Plan (i.e., the date specified by the Committee at the time such award is made, or if no such date is specified, the date of the approval of such grant by the Committee (or by the Board, if the Board’s approval was obtained according to the requirements of Applicable Laws).

(d)           “Eligible Grantee” means, a Grantee, as defined in Sections 3.3 and 4 of the Plan, who is (or is deemed to be) non-Israeli and non-U.S. resident for the purpose of payment of taxes. In any event, any person who participates in the ESPP shall not be an Eligible Grantee.

(e)           “Exercise Period” means the period starting on the last business day of each Vesting Period and ending ten (10) business days thereafter, as provided in Section 6.1 below.

(f)           “Expiration Date” means the business day immediately following the end of the Exercise Period, or the date of termination of employment as provided in Section 10.2 of the Plan, if earlier.

(g)           “Grant Price” means 90% of the closing sales price for the Shares on the NASDAQ (or the closing bid, if no sales were reported) on the Date of Grant of a respective Option Award, as quoted on the NASADQ on such Date of Grant and as reported in such source, as the Committee deems reliable.

(h)           “Share” means an Ordinary Share of the Company, nominal value NIS 0.10.

(i)            “Vesting Period” means the period between the Date of Grant of the Option Awards and until the date the Option Awards are exercisable by its terms as provided in Section 6 below.

3.           Effectiveness of Addendum.  This Addendum shall become effective upon the date specified by the Board.

4.           Eligible Grantees. Unless determined otherwise by the Board, the Committee shall resolve to grant Option Awards pursuant to this Addendum solely to Eligible Grantees on a semiannual basis.

5.           Number of Option Awards Granted and Pool of Reserved Shares.

5.1           Subject to Applicable Laws, each Eligible Grantee shall be granted a number of Option Awards representing Shares equal to no more than 10% of such Eligible Grantee’s   annual Compensation, divided by the Grant Price. The percentage of Compensation for any Eligible Grantee shall be determined by the Committee (or by the Board, if the Board’s approval was obtained according to the requirements of Applicable Laws), all as per Section 3.3 of the Plan.

5.2            The number of Shares reserved for the purpose of this Addendum, in addition to the pool of Shares reserved for the purpose of the Plan according to Section 6 of such Plan, shall be 500,000.

6.           Vesting and Expiration of Option Awards.

6.1           The Option Awards shall vest as follows: 50% of the Option Awards shall vest 6 months following the Date of Grant and shall be exercisable during the period starting on the last business day of such 6-month period and ending ten (10) business days thereafter; and the remaining 50% of the Option Awards shall vest 12 months following the Date of grant and shall be exercisable during the period starting on the last business day of such 12-month period and ending ten (10) business days thereafter; provided that the Eligible Grantee continues to be employed by or to provide services to the Company or its affiliates during the Exercise Period.

6.2           During the Exercise Period and subject to exercising his or her Option Awards according to the terms of the Plan and this Addendum, the Eligible Grantee shall be entitled to either receive the underlying Shares to his or her private account or sell such underlying Shares immediately and receive the cash consideration received from such a sale to his or her private account, after deducting all applicable tax and other compulsory payments, including commissions, etc.

6.3           Each Option Award shall expire on its Expiration Date and have no further force and effect.

7.           Compliance with Applicable Laws.  This Addendum shall be subject to all Applicable Laws.  The grant of Option Awards and the issuance of Shares upon the exercise of Option Awards under this Addendum shall entitle the Company to require recipients of Option Awards to comply with such Applicable Laws as may be necessary.  Furthermore, the grant of any Options under this Addendum shall be subject to the Company’s procurement of all approvals and permits required by regulatory authorities having jurisdiction over this Addendum and the Option Awards granted thereunder.

8.           Governing Law.  Notwithstanding anything to the contrary in Section 15 of the Plan, the validity and enforceability of this Addendum and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the jurisdiction in which the Grantee is generally employed by the Company or any affiliate or provides services to the Company or any affiliate, excluding the choice of law rules thereof.